November 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SYNACOR, INC.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Synacor, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock under the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1, together with exhibits thereto (except for certain exhibits that will be filed by amendment). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five (5) years.

In payment of the $8,595 registration fee, $5,947 was transferred to the Commission’s account at US Bank by federal wire transfer and, pursuant to Rule 457(p) under the Act, the remainder of the fee is offset by the $2,648 registration fee previously paid by the Registrant in connection with the registration statement on Form S-1 (File No. 333-145077) initially filed by the Registrant on August 2, 2007 and subsequently withdrawn. The $5,947 wire transfer was sent on November 18, 2011 and was assigned federal reference number 20111117L1LFB43C000119.

Please direct any comments or questions regarding this filing to Brian C. Hutchings at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 220 West 42nd Street, 21st Floor, New York, NY 10036 or by telephone at (212) 430-3150 or facsimile at (877) 881-3007.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brian C. Hutchings
Brian C. Hutchings

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 21ST FLOOR, NEW YORK, NY 10036 / PHONE: 212.730.8133 / FAX: 877.881.3007

SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

Securities and Exchange Commission

November 18, 2011

Attachment

cc:	Ron Frankel (Synacor, Inc.)
William Stuart (Synacor, Inc.)
Steven Grossman (O’Melveny & Myers)